The World Bank Group	1818 H Street N.W.	(202) 477-1234
INTERNATIONAL BANK FOR RECONSTRUCTION AND DEVELOPMENT	Washington, D.C. 20433	Cable Address: INTBAFRAD
INTERNATIONAL DEVELOPMENT ASSOCIATION	U.S.A.	Cable Address: INDEVAS

File No. 1-3431

REGULATION BW

RULE 2

May 10, 2006

VIA EDGAR

Securities and Exchange Commission
Washington, D.C. 20549

Ladies and Gentlemen:

Please find enclosed herewith for filing in compliance with Rule 2 of Regulation BW:

(a)                                  the Management’s Discussion & Analysis and Condensed Quarterly Financial Statements (Unaudited) of the International Bank for Reconstruction and Development for the quarter ending March 31, 2006; and

(b)                                 the list of transactions with regard to the Bank’s securities and borrowings during the quarter ending March 31, 2006.

Sincerely yours,
/s/ J. Clifford Frazier
J. Clifford Frazier
Chief Counsel, Finance

Attachments

International Bank for Reconstruction and Development

Management’s Discussion & Analysis
and
Condensed Quarterly Financial Statements
March 31, 2006

(Unaudited)

CONTENTS
March 31, 2006

MANAGEMENT’S DISCUSSION AND ANALYSIS

Financial Statement Reporting	2
Management Reporting	2
Current Value Basis	4
Equity-to-Loans	8
Results of Operations	9
Governance	10
Net Income Allocations and Transfers	10
Subsequent Event	10

IBRD CONDENSED FINANCIAL STATEMENTS

Condensed Balance Sheet	11
Condensed Statement of Income	12
Condensed Statement of Comprehensive Income	13
Condensed Statement of Changes in Retained Earnings	13
Condensed Statement of Cash Flows	14
Notes to Financial Statements	15
Report of Independent Accountants	22

MANAGEMENT’S DISCUSSION AND ANALYSIS

This document should be read in conjunction with the International Bank for Reconstruction and Development’s (IBRD) financial statements and management’s discussion and analysis issued for the fiscal year ended June 30, 2005 (FY 2005). IBRD undertakes no obligation to update any forward-looking statements.

FINANCIAL STATEMENT REPORTING

Basis of Preparation

For the fiscal year ended June 30, 2005, IBRD prepared financial statements in conformity with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (U.S. GAAP). Effective July 1, 2005 IBRD ceased preparing financial statements in accordance with IFRS. The unaudited condensed quarterly financial statements as of and for the nine month period ended March 31, 2006 have been prepared solely in conformity with U.S. GAAP (referred to in this document as the “reported basis”). This action was taken in order to allow IBRD to evaluate the Amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement, The Fair Value Option, issued in June 2005, and in particular, to examine whether refinements to its loan valuation model would permit application of the fair value option to such financial assets. IBRD anticipates completing its review of the fair value option under IFRS and reaching a decision on future financial statement presentation by June 30, 2007.

As allowed under Statement of Financial Accounting Standards No.133, “Accounting for Derivative Instruments and Hedging Activities,” along with its amendments (herein referred to as “FAS 133”), IBRD has marked all derivative instruments, as defined by this standard, to fair value, with changes in fair value being recognized immediately in earnings.

FAS 133 allows hedge accounting for qualifying hedging relationships, if certain criteria are met. While IBRD believes that its hedging strategies achieve its objectives, the application of these criteria to IBRD’s derivative portfolio would not consistently reflect its hedging strategies. Therefore, IBRD has elected not to define any qualifying hedging relationships and, as a result, all changes in the fair value of the derivative financial instruments are recognized immediately in earnings.

MANAGEMENT REPORTING

For management reporting purposes, IBRD prepares financial statements which mark to current value both derivatives and underlying assets and liabilities as described in the Current Value Basis section of this document.

IBRD believes that a current value presentation reflects the economic value of its financial instruments. The current value model is based on the present value of expected future cash flows. The model incorporates available market data in determining the cash flows and discount rates for each financial instrument. The current value financial statements do not purport to present the net realizable, liquidation, or market value of IBRD as a whole.

Figure 1 depicts the impact on IBRD’s retained earnings and other equity, from the effects of applying FAS 133 as compared to applying current value measurement.

Box 1: Hedging Strategy and Use of Derivatives

IBRD is a financial intermediary, borrowing funds in international capital markets for on-lending to member countries. As a matter of policy, IBRD avoids interest rate and foreign exchange risks in its financing operations by entering into derivative transactions to reduce any mismatches between the interest rate position/currency composition of its liabilities and the assets funded by these liabilities.

FAS 133 requires that all derivatives be accounted for at market values in the balance sheet; for derivatives that are not part of a qualifying hedging relationship, changes in the market values must be recognized in earnings. IBRD has a large portfolio of derivatives that convert long-dated fixed-rate borrowings into floating-rate obligations. These derivatives are financially equivalent to fixed non-U.S. dollar rate assets, and in general, when market interest rates increase, the reported value of these derivatives will decline, and vice-versa. Although these derivatives economically offset other financial positions on bonds and loans, those positions are generally not marked-to-market, so their reported values are not affected by interest rate movements. Thus, an asymmetry results in the reported financial statements when the value of economically offsetting transactions is reported on different bases.

A number of risk management techniques that IBRD utilizes would not qualify for hedge accounting treatment under FAS 133. Accordingly, IBRD has elected not to define any qualifying hedging relationships, though IBRD’s policies and hedging strategy achieve its risk minimization objectives. For management reporting purposes, IBRD instead uses current value financial statements, as shown in Tables 2 and 3, which marks both the derivatives and the underlying liabilities and assets to current value. IBRD focuses on operating income in its annual allocation and distribution decisions.

Figure 1: Impact on Retained Earnings and other Equity: FAS 133 versus Current Value Adjustments

FINANCIAL OVERVIEW

Table 1 presents selected financial data on a reported basis, before and after the effects of “net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133.” 1

(a).           For the purpose of this document, "net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133" result from IBRD's application of FAS 133(a).

Table 1:  Selected Financial Data

In millions of U.S. dollars, except ratio and return data in percentages

	Nine Months Ended		Full Year
	March 31, 2006	March 31, 2005	June 30, 2005
Lending Summary
Commitments to member countries(a)	9,089	6,743	13,611
Gross Disbursements(b)	7,879	7,861	9,722
Net Disbursements(b)	(2,505)	(3,762)	(5,131)
Reported Basis
Operating Income	1,274	1,096	1,320
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133(c)	(1,979)	719	2,511
Net (Loss) Income	(705)	1,815	3,831
Net Return on Average Interest-earning Assets	1.30	1.06	0.96
after the effects of FAS 133(c)	(0.72)	1.74	2.79
Gross Return on Average Outstanding Loans	4.57	3.72	3.83
Gross Return on Average Cash and Investments	3.82	2.03	2.17
Cost of Average Borrowings (including swaps)	4.02	2.93	3.06
after the effects of FAS 133(c)	6.88	1.99	0.54
Return on Equity	4.96	4.33	3.90
after the effects of FAS 133(c)	(2.67)	7.06	11.13
Equity-to-Loans Ratio	32.22	30.41	31.45
Current Value Basis
Net Income	650	1,049	1,044
of which current value adjustment	(621)	(51)	(273)
Net Return on Average Interest-earning Assets	0.65	0.98	0.74
Return on Equity	2.52	4.05	3.04
Equity-to-Loans Ratio	31.56	29.91	30.83

(a).       Commitments include guarantee commitments and guarantee facilities.

(b).    Amounts include transactions with International Finance Corporation and capitalized loan origination fees.

(c).     This refers to “net unrealized gains (losses) on non-trading (borrowings related) derivative instruments, as required by FAS 133”.

On a current value basis, net income for the nine months ended March 31, 2006 was $650 million, a decrease of $399 million from the net income for the same period in the previous fiscal year. For a detailed discussion on the key components contributing to the lower income, please refer to the Current Value Basis section.

To maintain the risk-bearing capacity of its equity with respect to movements in interest rates and exchange rates, IBRD closely matches the duration and currency composition of its equity capital to that of its loans portfolio within a tolerance period of six months. This ensures that IBRD’s risk bearing capacity, as measured by its equity-to-loans ratio, is protected from movements in interest rates and exchange rates though the US dollar value of equity may change with market changes.

The equity-to-loans ratio on a current value basis increased to 31.56% at March 31, 2006, from 29.91% at March 31, 2005 primarily due to a reduction in IBRD’s loan portfolio. IBRD uses the equity-to-loans ratio as one of the summary statistics to manage the risk-bearing capacity of the institution (see the Equity-to-Loans section for more details).

CURRENT VALUE BASIS

The Condensed Current Value Balance Sheets in Table 2 present IBRD’s estimates of the economic value of its financial assets and liabilities, after considering interest rate, currency and credit risks. The current year’s Condensed Current Value Balance Sheet is presented with reconciliation to the reported basis.

IBRD’s Condensed Current Value Statements of Income, with reconciliation to the reported basis for the nine months ended March 31, 2006, are presented in Table 3.

A summary of the effects on net income of the current value adjustments in the balance sheet is presented in Table 4.

CONDENSED CURRENT VALUE BALANCE SHEETS
Loan Portfolio

All of IBRD’s loans are made to or guaranteed by countries that are members of IBRD. In addition, IBRD may also make loans to the International Finance Corporation, an affiliated organization, without any guarantee. IBRD does not currently sell its loans, nor does management believe there is a market for loans comparable to those made by IBRD.

The current value of loans, including associated financial derivatives, is based on a discounted cash flow method. The estimated cash flows from principal repayments and interest are discounted using the rate at which IBRD would originate a similar loan at the reporting date. The cash flows of these instruments are based on management’s best estimates taking into account market exchange rates and interest rates.

Through the provision for loan losses, the current value also includes IBRD’s assessment of the appropriate credit risk. This assessment incorporates various factors including the history of payment receipts from borrowers.

At March 31, 2006, the $1,298 million increase in IBRD’s loan balance from the reported basis to the current value basis as shown in Table 4 ($3,148 million-June 30, 2005) reflects that the loans in the portfolio, on average, carry a higher rate of interest than the rate at which IBRD would originate a similar loan at the reporting date. The $1,850 million decrease in the current value adjustment from June 30, 2005, was primarily due to the decrease in the mark on U.S. dollar denominated loans consistent with the upward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 2).

Figure 2: IBRD’s U.S. Dollar Funding Curve

Investment Portfolio

Under the reported and current value basis, the investment securities and related financial instruments held in IBRD’s trading portfolio are carried and reported at fair values. Therefore, for the investment portfolio, no additional adjustment is necessary. Fair value is based on market quotations. Instruments for which market quotations are not readily available have been valued using market-based methodologies and market information.

Table 2:  Condensed Current Value Balance Sheets at March 31, 2006 and June 30, 2005

In millions of U.S. dollars

	March 31, 2006				June 30, 2005
	Reported Basis	Reversal of FAS 133 Effects	Current Value Adjustment	Current Value Basis	Current Value Basis
Due from Banks	$1,581			$1,581	$1,177
Investments	24,144			24,144	27,444
Loans Outstanding	101,445		$1,298	102,743	107,549
Less Accumulated Provision for Loan Losses and Deferred Loan Income	(3,005)			(3,005)	(3,491)
Swaps Receivable
Investments	7,109			7,109	9,735
Loans	87	$1	*	88	90
Borrowings	71,252	(1,731)	1,731	71,252	75,187
Other Asset/Liability	846	(106)	106	846	878
Other Assets	7,316		(355)	6,961	6,188
Total Assets	$210,775	$(1,836)	$2,780	$211,719	$224,757

Borrowings	$94,285	$(1,235)	$2,660	$95,710	$105,691
Swaps Payable
Investments	7,618			7,618	11,215
Loans	87	*		87	89
Borrowings	65,849	(216)	216	65,849	65,404
Other Asset/Liability	997	(151)	151	997	1,034
Other Liabilities	4,533			4,533	4,381
Total Liabilities	173,369	(1,602)	3,027	174,794	187,814
Paid-in Capital	11,483			11,483	11,483
Retained Earnings and Other Equity	25,923	(234)	(247)	25,442	25,460
Total Equity	37,406	(234)	(247)	36,925	36,943
Total Liabilities and Equity	$210,775	$(1,836)	$2,780	$211,719	$224,757

*Indicates amount less than $0.5 million.

Table 3: Condensed Current Value Statements of Income for the Nine Months Ended:

In millions of U.S. dollars

	March 31, 2006			March 31, 2005
	Year to Date	Adjustments	Year to Date	Year to Date
	Reported	to Current	Current Value	Current Value
	Basis	Value	Comprehensive Basis	Comprehensive Basis

Income from Loans	$3,562		$3,562	$3,057
Income from Investments, net	765	$(3)	762	442
Other Income	200		200	190
Total Income	4,527	(3)	4,524	3,689

Borrowing Expense	2,858		2,858	2,219
Administrative Expense including contributions to Special Programs	829		829	794
Board of Governors-Approved Special Allocation Grants	30		30
Release of Provision for Losses on Loans and Guarantees	(467)	467	—	—
Other Expense	3		3	11
Total Expense	3,253	467	3,720	3,024
Operating Income (Loss)	1,274	(470)	804	665
Current Value Adjustment	—	(621)	(621)	(51)
Release of Provision for Losses on Loans and Guarantees—Current Value	—	467	467	435
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(1,979)	1,979	—	—
Net (Loss) Income	$(705)	$1,355	$650	$1,049

Table 4: Summary of Current Value Adjustments

In millions of U.S. dollars

	Balance Sheet Effects as of March 31, 2006				Total Income Statement Effect for the Nine Months Ended
	Loans	Borrowings	Other Asset/ Liability	Less Prior Years’ Effects	March 31, 2006	March 31, 2005
Total Current Value Adjustments on Balance Sheet	$1,298	$(1,500)	$(45)	$(342)	$(589)	$(241)

Unrealized Gains (Losses) on Investments(a)					3	(4)

Currency Translation Adjustment(b)	(323)	299	(11)		(35)	194

Total Current Value Adjustments					$(621)	$(51)

(a).       Unrealized gains (losses) on the investment portfolio have been moved from Operating Income under the reported basis and included as part of current value adjustments for current value reporting.

(b).       The currency translation effects have been moved from Other Comprehensive Income under the reported basis and included in Current Value Net Income for purposes of current value reporting.

Borrowings Portfolio

The borrowings portfolio on a current value basis includes debt securities and associated financial derivatives, and represents the present value of expected future cash flows on these instruments discounted using the rate at which IBRD would obtain funding at the reporting date. The valuation model incorporates available market data in determining the expected cash flow and discount rates for each instrument. Market data include exchange rates and reference market interest rates. The current value for the borrowings portfolio includes current value adjustments for borrowings, swaps payable, swaps receivable and the reduction in other assets due to unamortized issuance costs.

At March 31, 2006, the $1,500 million increase in IBRD’s borrowings balance from the reported basis to the current value basis as shown in Table 4 ($2,793 million—June 30, 2005) reflects the average cost of the borrowings portfolio being higher than the rate at which IBRD could obtain funding at the reporting date. The $1,293 million decrease from June 30, 2005, in the current value adjustment was due primarily to the decrease in the mark-to-market adjustment on U.S. dollar denominated debt consistent with the upward shift in the reference market yield curve for the U.S. dollar during this period (see Figure 2).

CONDENSED CURRENT VALUE STATEMENTS OF INCOME

The main factors contributing to the $399 million decrease in net income on a current value basis, between the nine months ended March 31, 2006 and the same period in the previous fiscal year are discussed below.

Income from Loans

Income from loans increased by $505 million during the first nine months of FY 2006, in comparison with the same period in the previous fiscal year. The main reason for this increase was higher lending rates which contributed $749 million. This was partially offset by $188 million in reduced income due to lower average loan balances outstanding.

Provision for Losses on Loans and Guarantees

For the first nine months of FY 2006, there was a $467 million release of the provision for losses on loans and guarantees in comparison to a release of $435 million during the first nine months of FY 2005. The release of provision in each period reflects the combined impact of changes in the creditworthiness of the loans portfolio, changes in the volume and distribution of loans and guarantees outstanding, net of translation adjustments, and the annual update of the expected default frequencies (probabilities of default to IBRD). The effect has been an increase in net income of $32 million between the two periods.

Income from Investments

Income from investments increased by $320 million, due primarily to higher average short-term interest rates during the first nine months of FY 2006, in comparison with the same period of FY 2005 (see Figure 3). The average duration of IBRD’s net investment portfolio is less than three months.

Borrowing Expenses

Borrowing expenses increased by $639 million during the first nine months of FY 2006, in comparison with the same period in FY 2005. With nearly two-thirds of the borrowings portfolio based on short-term U.S. dollar interest rates, the higher U.S. dollar six-month LIBOR rates in FY 2006 (see Figure 3) resulted in increased borrowing expenses. This was partially offset by a reduction in the average borrowings portfolio size between the periods.

Current Value Adjustments

As part of its risk management strategy, IBRD closely aligns the duration (interest rate sensitivity) and the currency composition of its equity to that of its loan portfolio.

The decrease in net income on account of current value adjustments was $621 million for the nine months ended March 31, 2006 (decrease of $51 million for the nine months ended March 31, 2005) as shown in Table 4. The current value adjustments reflect changes in both interest rates and currency exchange rates.

Impact of changes due to interest rates

The current value adjustment of negative $589 million, due to interest rate changes, during this period was primarily due to the upward shift in the U.S. dollar reference market yield curve (see Figure 2). Of the negative $589 million adjustment due to interest rates, the impact on the loans portfolio was an increase of $1,298 million while that on the borrowings portfolio was an increase of $1,500 million. These increases have been explained under the Condensed Current Value Balance Sheets. Similarly, over the same period last year, IBRD’s net income on a current value basis due to interest rate changes decreased by $241 million, mainly due to the flattening in the U.S. dollar reference market yield curves.

Impact of changes due to currency translation

The current value adjustment arising from currency translation adjustments of negative $35 million was primarily due to the depreciation of the euro (0.78%) and Japanese yen (6.74%) against the U.S. dollar during the period. Of the negative $35 million current value adjustment due to currency translation, the impact on the loans portfolio was a reduction of $323 million. The euro and the Japanese yen accounted for approximately 16% and 4% of the total loan portfolio, and 97% of total non-U.S. dollar denominated loans at March 31, 2006. The net impact of exchange rate changes on the borrowings portfolio was a $299 million decrease. The euro and the Japanese yen accounted for approximately 12% and 3% of the total borrowing portfolio, and 98% of total non-U.S. dollar denominated borrowings at March 31, 2006. In contrast, during the nine months ended March 31, 2005 the impact of exchange rate changes on IBRD’s net assets resulted in a positive translation adjustment of $194 million due to the appreciation of both the euro (6.3%) and the Japanese yen (0.8%) against the U.S. dollar, during that period.

Given IBRD’s risk management strategy, the stability of the current value equity-to-loans ratio is considered more significant than fluctuations in the net current value adjustments.

EQUITY-TO-LOANS

The equity-to-loans ratio is a summary statistic that IBRD uses as one measure of the adequacy of its risk-bearing capacity. Table 5 presents this ratio computed on the reported basis excluding the effects of applying FAS 133, as well as on the current value basis. IBRD also uses a stress test as a measure of income generating capacity and an input to the assessment of capital adequacy.

IBRD’s equity supports its risk-bearing capacity for its lending operations. IBRD strives to immunize its risk-bearing capacity from fluctuations in interest and currency exchange rates. Therefore, IBRD uses the equity-to-loans ratio (on a current value basis) as one tool to monitor the sensitivity of its risk-bearing capacity to movements in interest and currency exchange rates. To the extent that the duration of its equity capital is matched to that of its loan portfolio, this ratio is protected against interest rate movements. To the extent that the currency composition of its equity capital is matched with that of its loan portfolio, this ratio is protected from currency exchange rate movements.

As presented in Table 5, IBRD’s equity-to-loans ratios, on both a current value and a reported basis, excluding the effects of FAS 133, were higher at March 31, 2006 than at March 31, 2005 and June 30, 2005. This was primarily due to the decrease in net loans outstanding over the reporting dates under comparison.

Table 5: Equity-to-Loans

In millions of U.S. dollars

	March 31, 2006	June 30, 2005	March 31, 2005
Reported Basis
Equity-to-Loans Ratio(a)	32.22%	31.45%	30.41%

Current Value Basis
Equity Used in Equity-to-Loans Ratio(b)	$31,766	$32,414	$32,090
Loans and Guarantees Outstanding, Net of Accumulated Provision for Losses on Loans and Deferred Loan Income	$100,650	$105,138	$107,289
Equity-to-Loans Ratio	31.56%	30.83%	29.91%

(a).       Ratios are presented before applying the effects of FAS 133.

(b).       The equity used in equity to loans ratios is composed of paid-in-capital adjusted for the restricted element and net payable (receivable) for maintenance of value, Special Reserve, General Reserve, cumulative translation adjustment amounts excluding amounts associated with the FAS 133 adjustment and Current Value Adjustments.

RESULTS OF OPERATIONS

INTEREST RATE ENVIRONMENT

During the first nine months of FY 2006, short-term interest rates for the U.S. dollar, Japanese yen, and the euro were higher than the comparative period in FY 2005. Figure 3 illustrates these general trends for the six-month LIBOR U.S dollar rates.

Figure 3: Six-Month LIBOR Interest Rates—U.S. Dollar

OPERATING INCOME

IBRD’s operating income is broadly comprised of a net spread on interest-earning assets, plus the contribution of equity, less provision for losses on loans and guarantees and administrative expenses. Table 6 shows a breakdown of income, net of funding costs, on a reported basis.

For the nine months ended March 31, 2006, operating income before applying the effects of FAS 133, was $1,274 million, compared to $1,096 million for the same period in FY 2005. The increase in operating income is explained by the following key factors:

•                  $252 million increase in loan interest income, net of funding costs, as a result of increased loan spreads on the equity-funded portion resulting from rising short term interest rates.

•                  $47 million increase in net other expenses due to higher staff cost and the charge to income of $30 million for the Board of Governors’ approved transfers.

•                  $32 million increase in the release of provision for losses on loans and guarantees. For the first nine months of FY 2006, there was a $467 million release of the provision for losses on loans and guarantees in comparison to a release of $435 million during the first nine months of FY 2005. The release of provision in each period reflects the combined impact of changes in the creditworthiness of the loans portfolio, changes in the volume and distribution of loans and guarantees outstanding, and the annual update of the expected default frequencies (probabilities of default to IBRD).

Table 6: Net Income—Reported Basis

In millions of U.S. dollars

	Nine Months Ended
	March 31, 2006	March 31, 2005
Loan Interest Income, Net of Funding Costs
Debt Funded	$220	$245
Equity Funded	1,160	883
Total Loan Interest Income, Net of Funding Costs	1,380	1,128
Other Loan Income	23	57
Release of Provision for Losses on Loans and Guarantees	467	435
Investment Income, Net of Funding Costs	65	90
Net Other Expenses	(661)	(614)
Operating Income	1,274	1,096
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(1,979)	719
Net (Loss) Income	$(705)	$1,815

NET UNREALIZED GAINS (LOSSES) ON NON-TRADING (BORROWINGS RELATED) DERIVATIVE INSTRUMENTS, AS REQUIRED BY FAS 133

IBRD marks to market all derivative instruments, as defined by FAS 133. To a large extent, IBRD uses derivatives to convert fixed U.S. dollar and non-U.S. dollar borrowings to variable U.S. dollar borrowings. IBRD borrows in currencies that are not directly needed for lending, to take advantage of market conditions, and then immediately swaps the borrowings into U.S. dollar floating six-month LIBOR. These currency swaps are financially equivalent to non-U.S. dollar fixed-rate assets. With the euro yield curve shifting upwards (with the short-term rates rising more significantly than long term rates), the euro/dollar currency swaps resulted in unrealized marked-to-market losses. In addition, there were unrealized losses on U.S. dollar interest rate swaps. As IBRD is a net fixed rate receiver and floating-rate payer in U.S. dollar interest rate swaps, IBRD incurred unrealized losses from the rise in U.S. dollar interest rates (see Figure 2). The overall effect is net unrealized losses of $1,979 million for the nine months ended March 31, 2006. In contrast, the effects of applying FAS 133 resulted in net unrealized gains of $719 million for the same period in FY 2005 primarily as a result of downward shifts in the applicable yield curves.

Economically, increases or decreases in the values of the derivatives are offset by corresponding decreases or increases in the values of the related borrowings. FAS 133 requires that all derivative instruments be marked-to-market. However, as explained earlier, IBRD’s application of FAS 133 does not mark-to-market the underlying financial instruments, to which these derivatives are economically linked. For management reporting purposes, IBRD has disclosed the Current Value financial statements in Tables 2 and 3 and believes that these statements make fully evident the risk management strategy employed by IBRD.

GOVERNANCE

MANAGEMENT CHANGES

Mr. Vincenzo La Via assumed the position of Chief Financial Officer of IBRD on December 5, 2005.

NET INCOME ALLOCATIONS AND TRANSFERS

For details of allocation and transfers out of the net income earned in the fiscal year ended June 30, 2005, and transfers from Surplus, that have been approved by the Executive Directors and the Board of Governors during FY 2006, refer to the Notes to Financial Statements, Note C—Retained Earnings, Allocations and Transfers.

SUBSEQUENT EVENT

On May 2, 2006 the Executive Directors approved the revision of variable rate multi-currency pool and variable rate U.S. dollar pool lending rates to LIBOR + 100 basis points or the fixed rate equivalent thereof (at the borrower’s choice) for borrowers that agree to certain amendments to their loan agreements. This revision has been approved in order to adjust the pool lending rates, which are rising above market rates as these legacy products are phased out, in a manner that was not envisioned at the time that borrowers signed their loan agreements. These new loan terms will be offered from July 2006, and will apply on interest rate reset dates that occur after January 1, 2007.

CONDENSED BALANCE SHEET

Expressed in millions of U.S. dollars

	March 31, 2006 (Unaudited)	June 30, 2005 (Unaudited)
Assets
Due from banks	$1,581	$1,177
Investments—Trading (including securities transferred under repurchase agreements or security lending agreements of $102 million—March 31, 2006; $nil—June 30, 2005)	24,066	26,733
Securities purchased under resale agreements	78	711
Nonnegotiable, noninterest-bearing demand obligations on account of subscribed capital	1,778	1,836
Receivable from currency and interest rate swaps
Investments	7,109	9,735
Loans	87	89
Borrowings	71,252	75,187
Other asset/liability	846	878
Loans outstanding—Note B
Total loans	135,685	138,145
Less undisbursed balance	34,240	33,744
Loans outstanding	101,445	104,401
Less:
Accumulated provision for loan losses	2,518	3,009
Deferred loan income	487	482
Net loans outstanding	98,440	100,910
Other assets	5,538	4,752
Total assets	$210,775	$222,008

Liabilities
Borrowings
Short-term	$6,436	$3,217
Medium- and long-term	87,849	98,080
Securities sold under repurchase agreements and payable for cash collateral received	103	—
Payable for currency and interest rate swaps
Investments	7,618	11,215
Loans	87	89
Borrowings	65,849	65,404
Other asset/liability	997	1,034
Payable for transfers approved by the Board of Governors—Note C	275	805
Other liabilities—Note B	4,155	3,576

Total liabilities	173,369	183,420

Equity
Capital stock—Authorized (1,581,724 shares—March 31, 2006; andJune 30, 2005)
Subscribed (1,572,661 shares—March 31, 2006; and June 30, 2005)	189,718	189,718
Less uncalled portion of subscriptions	178,235	178,235
	11,483	11,483
Amounts to maintain value of currency holdings of paid-in capital stock	(3)	46
Retained earnings (see Statement of Changes in Retained Earnings; Note C)	25,846	27,171
Accumulated other comprehensive income (loss)—Note E	80	(112)
Total equity	37,406	38,588
Total liabilities and equity	$210,775	$222,008

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF INCOME

Expressed in millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
Income
Loans—Note B	$1,212	$1,021	$3,562	$3,057
Investments—Trading	277	157	765	438
Other—Note D	74	67	200	190
Total income	1,563	1,245	4,527	3,685

Expenses
Borrowings	1,014	759	2,858	2,219
Administrative—Note F	260	217	738	672
Contributions to special programs	44	38	91	122
Board of Governors-approved special allocation grants—Note C	25	—	30	—
Release of provision for losses on loans and guarantees—Note B	(52)	(86)	(467)	(435)
Other	2	5	3	11
Total expenses	1,293	933	3,253	2,589

Operating income	270	312	1,274	1,096
Net unrealized (losses) gains on non-trading (borrowings related) derivative instruments, as required by FAS 133	(1,045)	(801)	(1,979)	719
Net (loss) income	$(775)	$(489)	$(705)	$1,815

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF COMPREHENSIVE INCOME

Expressed in millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
Net (loss) income	$(775)	$(489)	$(705)	$1,815
Other comprehensive income—Note E
Reclassification of FAS 133 transition adjustment to net income	(10)	(9)	4	(34)
Currency translation adjustments	74	(294)	188	145
Total other comprehensive income	64	(303)	192	111

Comprehensive (loss) income	$(711)	$(792)	$(513)	$1,926

CONDENSED STATEMENT OF CHANGES IN RETAINED EARNINGS

Expressed in millions of U.S. dollars

	Nine Months Ended
	March 31,
	(Unaudited)
	2006	2005
Retained earnings at beginning of the fiscal year	$27,171	$23,982
Transfers from Equity approved by Board of Governors—Note C	(620)	(615)
Net (loss) income for the period	(705)	1,815
Net (loss) income less transfers from Equity approved by the Board of Governors	(1,325)	1,200

Retained earnings at end of the period	$25,846	$25,182

The Notes to Financial Statements are an integral part of these Statements

CONDENSED STATEMENT OF CASH FLOWS

Expressed in millions of U.S. dollars

	Nine Months Ended March 31, (Unaudited)
	2006	2005
Cash flows from investing activities
Loans
Disbursements	$(7,847)	$(7,825)
Principal repayments	8,580	9,288
Principal prepayments	1,804	2,335
Loan origination fees received	10	10
Net cash provided by investing activities	2,547	3,808

Cash flows from financing activities
Medium- and long-term borrowings
New issues	7,701	9,751
Retirements	(15,650)	(19,017)
Net short-term borrowings	3,126	(716)
Net currency and interest rate swaps—Borrowings	137	(797)
Payments for transfers approved by the Board of Governors	(1,174)	(503)
Net maintenance of value settlements	80	78
Net cash used in financing activities	(5,780)	(11,204)

Cash flows from operating activities
Net (loss) income	(705)	1,815
Adjustments to reconcile net (loss) income to net cash provided by operating activities
Net unrealized losses (gains) on non-trading (borrowings related) derivative instruments, as required by FAS 133	1,979	(719)
Depreciation and amortization	688	628
Release of provision for losses on loans and guarantees	(467)	(435)
Board of Governors-approved special allocation grants	30	—
Changes in:
Investments—Trading	2,501	5,689
Other assets and liabilities	(361)	(366)
Net cash provided by operating activities	3,665	6,612

Effect of exchange rate changes on unrestricted cash	(47)	(2)

Net increase (decrease) in unrestricted cash	385	(786)

Unrestricted cash at beginning of the fiscal year	505	1,138

Unrestricted cash at end of the period	$890	$352

Supplemental disclosure
(Decrease) increase in ending balances resulting from exchange rate fluctuations
Loans outstanding	$(451)	$1,184
Investments—Trading	(166)	930
Borrowings	(2,706)	2,950
Currency and interest rate swaps—Borrowings	2,410	(2,224)
Capitalized loan origination fees included in total loans	32	36

The Notes to Financial Statements are an integral part of these Statements

N O T E S  T O  F I N A N C I A L  S T A T E M E N T S

NOTE A—SIGNIFICANT ACCOUNTING AND RELATED POLICIES

Basis of Preparation

These unaudited condensed quarterly financial statements should be read in conjunction with the June 30, 2005 financial statements and notes included therein. For the fiscal year ended June 30, 2005, the International Bank for Reconstruction and Development (IBRD) prepared financial statements in conformity with International Financial Reporting Standards (IFRS) and accounting principles generally accepted in the United States of America (U.S. GAAP). Effective July 1, 2005, IBRD ceased preparing financial statements in accordance with IFRS. These unaudited condensed quarterly financial statements as of and for the three and nine month periods ended March 31, 2006, have been prepared solely in conformity with U.S. GAAP. This action was taken in order to allow IBRD to evaluate the Amendment to International Accounting Standard No. 39, Financial Instruments: Recognition and Measurement, The Fair Value Option, issued in June 2005, and in particular, to examine whether refinements to its loan valuation model would permit application of the fair value option to such financial assets. IBRD anticipates completing its review of the fair value option under IFRS and reaching a decision on future financial statement presentation by June 30, 2007.

In the opinion of management, the condensed quarterly financial statements reflect all adjustments necessary for a fair presentation of IBRD’s financial position and results of operations in accordance with U.S. GAAP. The results of operations for the first nine months of the current fiscal year are not necessarily indicative of the results that may be expected for the full year. Certain reclassifications of the prior period’s information have been made to conform with the current period’s presentation.

Accounting and Reporting Developments

On July 1, 2005, IBRD adopted Financial Accounting Standards Board (FASB) Interpretation No. 46 (Revised) (FIN 46(R)), Consolidation of Variable Interest Entities. The adoption of FIN 46 (R), together with its related FASB Staff Positions, did not have a material impact on IBRD’s financial statements.

In February 2006, the FASB issued FAS No. 155, Accounting for Certain Hybrid Financial Instruments. This standard is effective for annual periods beginning on or after September 15, 2006. IBRD is assessing the impact of the adoption of this standards on its financial statements.

In March 2006, the FASB issued FAS No. 156, Accounting  for Servicing of Financial Assets. This standard is effective for annual periods beginning on or after September 15, 2006. IBRD has determined that the application of this standard will not have an impact on its financial statements.

NOTE B—LOANS AND GUARANTEES

Waivers of Loan Charges

Waivers of a portion of interest on loans to all eligible borrowers, a portion of the commitment charge on undisbursed balances on all eligible loans, and a portion of the front-end fee charged on all eligible loans, are approved annually by the Board of Executive Directors of IBRD. A summary of the Board-approved waivers of loan charges for the fiscal years ending June 30, 2006 (FY2006) and June 30, 2005 (FY2005), is as follows:

Basis points

	Since FY	FY2006		FY2005
Interest waivers
Old loans	1992	5		5
New loans	1999	25		25
Commitment charge waivers	1990	50		50
Front-end fee waivers(a)	2005	75	(b)	50

(a).   On all loans other than special development policy loans.

(b).   Applicable to loans presented to the Board between July 1, 2005 and the date on which the Board approves a front end fee waiver for FY2007.

The reduction in net income for the three and nine month periods ended March 31, 2006 and March 31, 2005 resulting from waivers of loan charges, is summarized below:

In millions of U.S. dollars

	Three Months Ended		Nine Months Ended
	March 31,		March 31,
	(Unaudited)		(Unaudited)
	2006	2005	2006	2005
Interest waivers	$34	$32	$102	$93
Commitment charge waivers	33	31	95	94
Front-end fee waivers	*	*	1	*
Total	$67	$63	$198	$187

* Indicates amounts less than $0.5 million

Overdue Amounts

At March 31, 2006, there were no principal or interest amounts on loans in accrual status, which were overdue by more than three months.

The following tables provide a summary of selected financial information related to loans in nonaccrual status for the periods ended March 31, 2006,  June 30, 2005 and March 31, 2005:

         In millions of U.S. dollars

	March 31, 2006	June 30,
	(Unaudited)	2005
Recorded investment in nonaccrual loans(a)	$1,011	$3,543
Accumulated provision for losses on nonaccrual loans	$791	$1,431
Average recorded investment in nonaccrual loans for the period/fiscal year	$2,763	$3,561
Overdue amounts of nonaccrual loans of which:	$933	$829
Principal	$532	$459
Interest and charges	$401	$370

(a).   A loan loss provision has been recorded against each of the loans in the nonaccrual portfolio.

         In millions of U.S. dollars

	Three Months Ended			Nine Months Ended
	March 31,			March 31,
	(Unaudited)			(Unaudited)
	2006		2005	2006	2005
Interest income recognized on loans in nonaccrual status at end of period	$	*	$28	$1	$88
Interest income not recognized as a result of loans being in nonaccrual status		$13	$16	$38	$53

* Indicates amounts less than $0.5 million

A summary of countries with loans in nonaccrual status, together with the related balances, is as follows:

         In millions of U.S. dollars

	March 31, 2006
	(Unaudited)
Borrower	Principal outstanding	Principal, interest and charges overdue	Nonaccrual since
Côte d’Ivoire	$426	$199	November 2004
Liberia	146	390	June 1987
Seychelles	2	1	August 2002
Zimbabwe	437	343	October 2000
	$1,011	$933

During the nine months ended March 31, 2006, all IBRD loans outstanding to Serbia and Montenegro were restored to accrual status following management’s determination that a suitable period of policy and payments performance had passed subsequent to the clearance of all arrears to IBRD in January 2002. Income from loans for the nine months ended March 31, 2006, increased by $19 million, representing income that would have been accrued in previous fiscal years had these loans not been in nonaccrual status.

During the nine months ended March 31, 2005, loans made to, or guranteed by Côte d’Ivoire were placed into nonaccrual status. Loan income during this period would have been higher by $27 million, had these loans not been in nonaccural status. During the same period, Iraq cleared all of its outstanding loan principal, interest and charges due to IBRD, all of which were overdue. This resulted in a $56 million increase in IBRD’s loan income, $51 million of which represented income that would have been earned in the previous years had these loans not been in nonaccrual status.

Accumulated Provision for Losses on Loans and Guarantees

Changes to the Accumulated Provision for Losses on Loans and Guarantees for the nine months ended March 31, 2006 and for the fiscal year ended June 30, 2005, are summarized below:

         In millions of U.S. dollars

	March 31, 2006	June 30,
	(Unaudited)	2005
Accumulated provision for losses on loans and guarantees, beginning of the fiscal year	$3,022	$3,520
Release of provision for losses on loans and guarantees	(467)	(502)
Translation adjustment	(26)	4
Accumulated provision for losses on loans and guarantees, end of the period	$2,529	$3,022
Composed of:
Accumulated provision for loan losses	2,518	3,009
Accumulated provision for guarantee losses(a)	11	13
Total	$2,529	$3,022

(a).       The accumulated provision for guarantee losses is included in Other Liabilities on the Condensed Balance Sheet.

Guarantees

Guarantees of $994 million were outstanding at March 31, 2006 ($1,157 million—June 30, 2005). This amount represents the maximum potential amount of undiscounted future payments that IBRD could be required to make under these guarantees.  Most of these guarantees have maturities ranging between 5 and 15 years, and expire in decreasing amounts through 2015.

At March 31, 2006, liabilities of $23 million ($22 million—June 30, 2005), related to IBRD’s obligations under guarantees  have been included in Other Liabilities on the Condensed Balance Sheet. These include the accumulated provision for guarantee losses of $11 million ($13 million—June 30, 2005).

During the nine months ended March 31, 2006, and March 31, 2005, no guarantees provided by IBRD were called.

Segment Reporting

Based on an evaluation of IBRD’s operations, management has determined that IBRD has only one reportable segment since IBRD does not manage its operations by allocating resources based on a determination of the contribution to net income from individual borrowers. In addition, given the nature of IBRD’s operations, the risk and return profiles are sufficiently similar among borrowers that IBRD does not differentiate between the nature of the products or services provided, the preparation process, or the method for providing the services among individual borrowers.

For the nine months ended March 31, 2006, loans to  one country generated in excess of 10 percent of loan income; this amounted to $359 million. Loan income comprises interest, commitment fees, loan origination fees and prepayment premia, net of waivers.

While IBRD has only one reportable segment, supplemental information about IBRD’s loan outstanding balances and associated loan income by geographic region as of and for the nine months ended March 31, 2006, and March 31, 2005, is presented in the following table:

In millions of U.S. dollars

	March 31, 2006		March 31, 2005
	(Unaudited)		(Unaudited)
Region	Loans Outstanding	Loan Income	Loans Outstanding	Loan Income
Africa	$1,987	$37	$2,365	29
East Asia and Pacific	25,848	952	27,577	848
Europe and Central Asia	24,778	841	26,832	671
Latin America and the Caribbean	34,928	1,263	35,662	1,079
Middle East and North Africa	6,087	217	7,145	274
South Asia	7,727	248	7,379	152
Other(a)	90	4	72	4

Total	$101,445	$3,562	$107,032	$3,057

(a). Represents loans to the International Finance Corporation (IFC), an affiliated organization.

Suspension of Loan Disbursements

On January 6, 2006, the International Development Association (IDA) suspended all disbursements of credits and grants to Chad, with the exception of disbursements relating to one regional project, following a breach by Chad of loan agreements between Chad, IBRD and IDA. In addition, no new loans will be presented to the Board of Executive Directors for approval until the issue is resolved.

As of March 31, 2006, IBRD’s only loan to Chad had been fully disbursed and the outstanding balance of the loan at that date was $35 million.

Subsequent to March 31, 2006, on April 26, 2006, IBRD and the Government of Chad reached and interim accord on issues related the suspension of IBRD’s funding in Chad. While the Government and IBRD are yet to conclude a comprehensive and final agreement, IBRD has agreed to resume some loan disbursements for specified sectors.

NOTE C—RETAINED EARNINGS, ALLOCATIONS AND TRANSFERS

IBRD makes net income allocation decisions on the basis of reported net income, after adjustment for the effects associated with the application of FAS 133(a) and pension income or expense. On August 4, 2005, IBRD’s Executive Directors approved the allocation of $589.5 million of the net income earned in the fiscal year ended June 30, 2005 to the General Reserve and an increase of $68 million in the pension reserve. There was a $2,511 million increase in Cumulative FAS 133 Adjustments, representing the “net unrealized gains on non-trading (borrowings related) derivative instruments, as required by FAS 133, for the  fiscal year ended June 30, 2005.

(a). For the purpose of this document, FAS 133 refers to the Statement of Financial Accounting Standard No. 133, "Accounting for Derivative Instruments and Hedging Activities", as amended.

On September 24, 2005,  IBRD’s Board of Governors approved the following transfers out of the net income earned in the fiscal year ended June 30, 2005: immediate transfers of $400 million to IDA, $210 million to the Heavily Indebted Poor Countries (HIPC) Debt Initiative Trust Fund, and the allocation of $52.5 million to be retained as Surplus. On February 21, 2006, IBRD’s Board of Governors approved the transfer of $10 million to be allocated equally between the National Multi-Donor Trust Fund for Sudan and the Multi-Donor Trust Fund for Southern Sudan. These transfers are considered to be transactions with shareholders and accordingly have been accounted for as direct reductions to equity. At March 31, 2006 IBRD had effected all the payments relating to these transfers. In addition, the Board of Governors approved the transfer of $100 million to the General Reserve out of the $405 million of net income previously retained as Surplus in the fiscal year ended June 30, 2004.

On December 7, 2005, IBRD’s Board of Governors approved the transfer of $5 million to the Trust Fund for Earthquake Recovery and Reconstruction in Pakistan. On February 21, 2006, IBRD’s Board of Govenors approved the transfer of $25 million to the Low-Income Countries Under Stress (LICUS) Implementation Trust Fund. These  transfers have resulted in a $30 million charge to income as Board of Governors-approved special allocation grants and concurrent transfers from Surplus to Unallocated net income within Retained Earnings.

Retained earnings comprises the following elements at March 31, 2006 and June 30, 2005:

In millions of U.S. dollars	March 31, 2006 (Unaudited)	June 30, 2005
Special Reserve	$293	$293
General Reserve	22,912	22,222
Pension Reserve	1,023	955
Surplus	360	448
Cumulative FAS 133 Adjustments	1,933	(578)
Unallocated Net (Loss) Income
Net (Loss) Income	(705)	3,831
Transfer from Surplus	30	—
	(675)	3,831

Total	$25,846	$27,171

NOTE D—Other Income

Other income primarily consists of service fee revenue. IBRD recovers certain of its administrative expenses by billing third parties, including IFC, the Multilateral Investment Guarantee Agency (MIGA) and certain trust funds. For the nine months ended March 31, 2006 and March 31, 2005, fee revenue associated with administrative services, was as follows:

In millions of U.S. dollars	Nine Months Ended March 31, (Unaudited)
	2006	2005
Service fee revenue	$180	$161
Included in these amounts are the following:
Fees charged to IFC	$32	$33
Fees charged to MIGA	6	6

NOTE E—COMPREHENSIVE INCOME

Comprehensive income comprises the effects of the implementation of FAS 133, currency translation adjustments, and net income. These items are presented in the Condensed Statement of Comprehensive Income. The following tables present the changes in Accumulated Other Comprehensive Income balances for the nine months ended March 31, 2006 and March 31, 2005:

	Accumulated Other Comprehensive Income Nine Months Ended March 31, 2006 (Unaudited)
In millions of U.S. dollars	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income

Balance, beginning of the fiscal year	$(152)	$500	$(460)	$(112)
Changes from period activity	188	—	4	192

Balance, end of the period	$36	$500	$(456)	$80

(a).       Reclassification of cumulative effect of change in accounting principle to net income.

In millions of U.S. dollars

	Accumulated Other Comprehensive Income Nine Months Ended March 31, 2005 (Unaudited)
	Cumulative Translation Adjustment	Cumulative Effect of Change in Accounting Principle	Reclassification(a)	Total Accumulated Other Comprehensive Income
Balance, beginning of the fiscal year	$(13)	$500	$(416)	$71
Changes from period activity	145	—	(34)	111

Balance, end of the period	$132	$500	$(450)	$182

(a).       Reclassification of cumulative effect of change in accounting principle to net income.

NOTE F—Pension and Other Post retirement Benefits

IBRD, IFC and MIGA participate in a defined benefit Staff Retirement Plan (SRP), a Retired Staff Benefits Plan (RSBP) and a Post-Employment Benefits Plan (PEBP) that cover substantially all of their staff members.

All costs, assets and liabilities associated with these pension plans are allocated between IBRD, IFC and MIGA based on their employees’ respective participation in the plans. Costs allocated to IBRD are then shared between IBRD and IDA based on an agreed cost sharing ratio.

The following tables summarize the benefit costs associated with the SRP, RSBP, and PEBP for IBRD and IDA for the three and nine months ended March 31, 2006 and March 31, 2005:

In millions of U.S. dollars

	Three Months Ended March 31, 2006 (Unaudited)			Nine Months Ended March 31, 2006 (Unaudited)
	SRP	RSBP	PEBP	SRP	RSBP	PEBP
Benefit Cost
Service cost	$67	$9	$3	$201	$30	$10
Interest cost	115	17	2	344	50	7
Expected return on plan assets	(179)	(20)	—	(537)	(60)	—
Amortization of prior service cost	2	(*)	*	5	(1)	*
Amortization of unrecognized net loss	10	8	1	30	24	1
Net periodic pension cost of which:	$15	$14	$6	$43	$43	$18
IBRD’s Share	$7	$6	$3	$19	$20	$8
IDA’s Share	$8	$8	$3	$24	$23	$10

* Indicates amounts less than $0.5 million

In millions of U.S. dollars

	Three Months Ended March 31, 2005 (Unaudited)					Nine Months Ended March 31, 2005 (Unaudited)
	SRP	RSBP		PEBP		SRP	RSBP	PEBP
Benefit Cost
Service cost	$58	$8		$3		$174	$23	$8
Interest cost	120	14		2		361	44	6
Expected return on plan assets	(174)	(17)		—		(521)	(53)	—
Amortization of prior service cost	4	(*	)	*		10	(1)	*
Amortization of unrecognized net loss	—	3		(*	)	—	10	(1)
Net periodic pension cost of which:	$8	$8		$5		$24	$23	$13
IBRD’s Share	$4	$3		$2		$11	$10	$6
IDA’s Share	$4	$5		$3		$13	$13	$7

* Indicates amounts less than $0.5 million

On December 8, 2003, the Medicare Prescription Drug, Improvement and Modernization Act was signed into law. The Act introduces a prescription drug benefit under Medicare, known as Medicare Part D, as well as a federal subsidy to sponsors of retiree health care benefit plans that provide a benefit that is at least actuarially equivalent to Medicare Part D. On December 15, 2005, IBRD received notification that it is eligible to receive this federal subsidy. The impact of the subsidy on the accumulated benefit obligation and the net periodic pension cost for IBRD and IDA is immaterial.

At March 31, 2006, the estimate of the amount of contributions expected to be paid to the SRP and RSBP for IBRD and IDA during the fiscal year ending June 30, 2006 remained unchanged from that disclosed in the June 30, 2005 financial statements: $211 million for the SRP and $63 million for the RSBP.

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R E P O R T  O F   I N D E P E N D E N T  A C C O U N T A N T S

President and Board of Executive Directors

International Bank for Reconstruction and Development

We have reviewed the accompanying condensed balance sheet of the International Bank for Reconstruction and Development (IBRD) as of March 31, 2006, and the related condensed statements of income and comprehensive income for the three-month and nine-month periods ended March 31, 2006 and 2005, and the related condensed statements of changes in retained earnings and cash flows for the nine-month periods ended March 31, 2006 and 2005. These interim financial statements are the responsibility of IBRD’s management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial information consists principally of applying analytical procedures and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an audit conducted in accordance with auditing standards generally accepted in the United States of America, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to such condensed interim financial statements for them to be in conformity with accounting principles generally accepted in the United States of America.

We have previously audited, in accordance with auditing standards generally accepted in the United States of America and with International Standards on Auditing, the balance sheet, including the summary statement of loans and the statement of subscriptions to capital stock and voting power, of IBRD as of June 30, 2005, and the related statements of income, comprehensive income, changes in retained earnings, and cash flows for the fiscal year then ended (not presented herein); and in our report dated August 4, 2005, we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying condensed balance sheet as of June 30, 2005 is fairly stated, in all material respects, in relation to the balance sheet from which it has been derived.

May 12, 2006

International Bank for Reconstruction and Development Treasury Asset Liability Risk System (TALRS)	TREREP_ACC_008

SEC Report - Changes in Borrowings Borrowings (MLT) January 02, 2006 thru March 31, 2006	1

DESK: IBRD

Borrowing Type	Description	Trade ID	Currency	External ID	Currency Amount	US$ Equivalent	Settlement Date	Maturity Date

New Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0709AUD04.98		0000007356	AUD		50,000,000	37,602,500	17-Jan-2006	14-Jul-2009

BOND/SELL AUD/IBRD/GDIF/0110AUD04.80		0000007361	AUD		71,000,000	53,573,050	27-Jan-2006	27-Jan-2010

BOND/SELL AUD/IBRD/GDIF/0808AUD04.50		0000007365	AUD		25,000,000	18,881,250	30-Jan-2006	14-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0109AUD04.85		0000007367	AUD		12,000,000	9,063,000	30-Jan-2006	29-Jan-2009

BOND/SELL AUD/IBRD/GDIF/0809AUD04.81		0000007377	AUD		71,000,000	52,518,700	13-Feb-2006	13-Aug-2009

BOND/SELL AUD/IBRD/GDIF/0808AUD04.62		0000007387	AUD		20,000,000	14,741,000	16-Feb-2006	14-Aug-2008

BOND/SELL AUD/IBRD/GDIF/0210AUD04.92		0000007384	AUD		125,000,000	92,331,250	23-Feb-2006	23-Feb-2010

BOND/SELL AUD/IBRD/GDIF/0309AUD04.78		0000007422	AUD		264,000,000	194,092,800	09-Mar-2006	09-Mar-2009

BOND/SELL AUD/IBRD/GDIF/0308AUD04.72		0000007421	AUD		20,000,000	14,685,000	10-Mar-2006	10-Mar-2008

BOND/SELL AUD/IBRD/GDIF/0910AUD05.02		0000007406	AUD		60,000,000	44,163,000	13-Mar-2006	13-Sep-2010

Total By Currency						531,651,550

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0311EURSTR		0000007375	EUR		8,000,000	9,712,800	23-Mar-2006	23-Mar-2011

Total By Currency						9,712,800

Japanese Yen

BOND/SELL JPY/IBRD/GDIF/0136JPYSTR		0000007354	JPY		1,000,000,000	8,608,074	10-Jan-2006	11-Jan-2036

BOND/SELL JPY/IBRD/GDIF/0136JPYSTR01		0000007368	JPY		600,000,000	5,181,123	30-Jan-2006	30-Jan-2036

BOND/SELL JPY/IBRD/GDIF/0236JPYSTR		0000007374	JPY		500,000,000	4,217,452	06-Feb-2006	06-Feb-2036

BOND/SELL JPY/IBRD/GDIF/0236JPYSTR01		0000007379	JPY		600,000,000	5,067,140	13-Feb-2006	13-Feb-2036

BOND/SELL JPY/IBRD/GDIF/0236JPYSTR02		0000007386	JPY		1,000,000,000	8,428,505	21-Feb-2006	21-Feb-2036

BOND/SELL JPY/IBRD/GDIF/0236JPYSTR03		0000007389	JPY		1,000,000,000	8,428,505	21-Feb-2006	21-Feb-2036

BOND/SELL JPY/IBRD/GDIF/0236JPYSTR04		0000007390	JPY		500,000,000	4,214,253	21-Feb-2006	22-Feb-2036

BOND/SELL JPY/IBRD/GDIF/0336JPYSTR		0000007395	JPY		1,500,000,000	12,898,233	02-Mar-2006	03-Mar-2036

BOND/SELL JPY/IBRD/GDIF/0336JPYSTR01		0000007401	JPY		600,000,000	5,161,956	06-Mar-2006	06-Mar-2036

BOND/SELL JPY/IBRD/GDIF/0336JPYSTR02		0000007419	JPY		1,000,000,000	8,452,728	14-Mar-2006	14-Mar-2036

BOND/SELL JPY/IBRD/GDIF/0331JPYSTR14		0000007414	JPY		500,000,000	4,227,973	16-Mar-2006	14-Mar-2031

BOND/SELL JPY/IBRD/GDIF/0336JPYSTR03		0000007420	JPY		1,300,000,000	11,097,358	27-Mar-2006	27-Mar-2036

BOND/SELL JPY/IBRD/GDIF/0336JPYSTR04		0000007436	JPY		500,000,000	4,268,215	27-Mar-2006	27-Mar-2036

BOND/SELL JPY/IBRD/GDIF/0321JPYSTR17		0000007450	JPY		2,400,000,000	20,307,146	28-Mar-2006	31-Mar-2021

BOND/SELL JPY/IBRD/GDIF/0336JPYSTR05		0000007440	JPY		800,000,000	6,854,303	30-Mar-2006	28-Mar-2036

Total By Currency						117,412,964

Mexican Peso

BOND/SELL MXN/IBRD/GDIF/0311MXN07.56	0000007428	MXN	2,000,000,000	186,847,784	10-Mar-2006	10-Mar-2011

Total By Currency				186,847,784

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0808NZD06.06	0000007396	NZD	12,000,000	7,956,600	21-Feb-2006	21-Aug-2008

BOND/SELL NZD/IBRD/GDIF/0208NZD05.93	0000007402	NZD	14,000,000	9,288,300	23-Feb-2006	25-Feb-2008

BOND/SELL NZD/IBRD/GDIF/0709NZD06.375	0000007398	NZD	200,000,000	132,380,000	27-Feb-2006	15-Jul-2009

BOND/SELL NZD/IBRD/GDIF/0309NZD05.58	0000007409	NZD	15,000,000	9,733,500	09-Mar-2006	13-Mar-2009

BOND/SELL NZD/IBRD/GDIF/0308NZD05.46A	0000007425	NZD	10,000,000	6,233,500	23-Mar-2006	14-Mar-2008

BOND/SELL NZD/IBRD/GDIF/0408NZD05.46	0000007432	NZD	15,000,000	9,120,000	29-Mar-2006	14-Apr-2008

Total By Currency				174,711,900

Turkish Lira

BOND/SELL TRY/IBRD/GDIF/0108TRY11.25	0000007355	TRY	75,000,000	55,452,865	04-Jan-2006	04-Jan-2008

BOND/SELL TRY/IBRD/GDIF/0807TRY12.00	0000007397	TRY	50,000,000	37,659,110	21-Feb-2006	22-Aug-2007

Total By Currency				93,111,975

United States Dollar

BOND/SELL USD/IBRD/GDIF/0209USD03.78	0000007364	USD	20,000,000	20,000,000	30-Jan-2006	13-Feb-2009

BOND/SELL USD/IBRD/GDIF/0210USD04.10	0000007383	USD	10,000,000	10,000,000	09-Feb-2006	09-Feb-2010

BOND/SELL USD/IBRD/GDIF/0808USD03.90	0000007388	USD	20,000,000	20,000,000	16-Feb-2006	14-Aug-2008

BOND/SELL USD/IBRD/GDIF/0209USD04.25	0000007407	USD	10,000,000	10,000,000	27-Feb-2006	27-Feb-2009

BOND/SELL USD/IBRD/GDIF/0908USD04.02	0000007408	USD	10,000,000	10,000,000	09-Mar-2006	16-Sep-2008

BOND/SELL USD/IBRD/GDIF/0309USD04.10	0000007415	USD	10,000,000	10,000,000	09-Mar-2006	09-Mar-2009

BOND/SELL USD/IBRD/GDIF/0310USD04.32	0000007417	USD	71,500,000	71,500,000	09-Mar-2006	09-Mar-2010

BOND/SELL USD/IBRD/GDIF/0908USD04.02A	0000007426	USD	10,000,000	10,000,000	23-Mar-2006	17-Sep-2008

BOND/SELL USD/IBRD/GDIF/0310USD04.50	0000007434	USD	19,000,000	19,000,000	23-Mar-2006	25-Mar-2010

BOND/SELL USD/IBRD/GDIF/1008USD04.02	0000007431	USD	10,000,000	10,000,000	29-Mar-2006	14-Oct-2008

Total By Currency				190,500,000

South African Rand

BOND/SELL ZAR/IBRD/GDIF/0111ZAR06.65	0000007359	ZAR	200,000,000	32,776,138	12-Jan-2006	12-Jan-2011

BOND/SELL ZAR/IBRD/GDIF/0209ZAR06.00	0000007366	ZAR	55,000,000	9,003,552	02-Feb-2006	10-Feb-2009

BOND/SELL ZAR/IBRD/GDIF/0909ZAR06.06	0000007372	ZAR	55,000,000	8,960,866	13-Feb-2006	10-Sep-2009

BOND/SELL ZAR/IBRD/GDIF/0309ZAR06.03	0000007394	ZAR	55,000,000	8,892,482	02-Mar-2006	10-Mar-2009

BOND/SELL ZAR/IBRD/GDIF/0310ZAR06.30	0000007424	ZAR	55,000,000	8,759,775	30-Mar-2006	10-Mar-2010

Total By Currency				68,392,813

Total				1,372,341,786

Maturing Borrowings

MTBOC

Australian Dollar

BOND/SELL AUD/IBRD/GDIF/0106AUD04.20	0000006117	AUD		19,000,000	14,288,950	16-Jan-2003	17-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0106AUD04.08	0000006127	AUD		35,000,000	26,433,750	28-Jan-2003	30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0106AUD04.22	0000006125	AUD		18,500,000	13,972,125	29-Jan-2003	30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0106AUD04.09	0000006121	AUD		220,000,000	166,155,000	30-Jan-2003	30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0106AUD04.12	0000006138	AUD		70,000,000	52,867,500	30-Jan-2003	30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0206AUD04.00	0000006183	AUD		40,000,000	29,434,000	24-Feb-2003	24-Feb-2006

BOND/SELL AUD/IBRD/GDIF/0206AUD4.00	0000006184	AUD		20,000,000	14,818,000	26-Feb-2003	27-Feb-2006

BOND/SELL AUD/IBRD/GDIF/0206AUD04.07	0000006192	AUD		140,000,000	103,726,000	27-Feb-2003	27-Feb-2006

BOND/SELL AUD/IBRD/GDIF/0106AUD04.96	0000006667	AUD		30,000,000	22,347,000	22-Jan-2004	23-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0106AUD04.75	0000006674	AUD		478,000,000	361,009,500	29-Jan-2004	30-Jan-2006

BOND/SELL AUD/IBRD/GDIF/0206AUD04.76	0000006686	AUD		31,300,000	23,119,745	23-Feb-2004	23-Feb-2006

BOND/SELL AUD/IBRD/GDIF/0306AUD04.80	0000006718	AUD		31,300,000	23,107,225	17-Mar-2004	17-Mar-2006

Total By Currency					851,278,795

Euro Currency

BOND/SELL EUR/IBRD/GDIF/0810EURSTR	0000007101	EUR		1,800,000	2,176,650	01-Aug-2005	01-Feb-2006

Total By Currency					2,176,650

Pound Sterling

BOND/SELL GBP/IBRD/GDIF/0306GBP04.79	0000006840	GBP		20,000,000	35,110,000	21-Sep-2004	21-Mar-2006

Total By Currency					35,110,000

Japanese Yen

BOND/SELL JPY/IBRD/MLT/0306JPY06.50	0000000310	JPY	JPY0113MLT01	28,500,000,000	245,192,928	07-Mar-1986	06-Mar-2006

Total By Currency					245,192,928

New Zealand Dollar

BOND/SELL NZD/IBRD/GDIF/0106NZD05.30	0000006139	NZD		32,000,000	21,868,800	30-Jan-2003	31-Jan-2006

BOND/SELL NZD/IBRD/GDIF/0206NZD04.86	0000006203	NZD		19,000,000	12,576,100	27-Feb-2003	27-Feb-2006

BOND/SELL NZD/IBRD/GDIF/0306NZD04.72	0000006269	NZD		75,000,000	46,751,250	26-Mar-2003	23-Mar-2006

BOND/SELL NZD/IBRD/GDIF/0306NZD04.71	0000006700	NZD		986,000,000	640,998,600	10-Mar-2004	10-Mar-2006

Total By Currency					722,194,750

United States Dollar

BOND/SELL USD/IBRD/GDIF/0306USD05.00	0000005044	USD		3,500,000,000	3,500,000,000	28-Mar-2001	28-Mar-2006

BOND/SELL USD/IBRD/GDIF/0306USD05.00	0000005050	USD		500,000,000	500,000,000	02-Apr-2001	28-Mar-2006

BOND/SELL USD/IBRD/GDIF/0106USD03.97	0000005479	USD		10,000,000	10,000,000	28-Jan-2002	30-Jan-2006

BOND/SELL USD/IBRD/GDIF/0206USD03.88	0000005535	USD		10,000,000	10,000,000	21-Feb-2002	21-Feb-2006

BOND/SELL USD/IBRD/GDIF/0106USDSTR01	0000006787	USD		50,000,000	50,000,000	27-Jul-2004	27-Jan-2006

BOND/SELL USD/IBRD/GDIF/0206USDSTR01	0000006805	USD		50,000,000	50,000,000	17-Aug-2004	17-Feb-2006

Total By Currency					4,120,000,000

Total					5,975,953,123

MTBOZ

United States Dollar

BOND/SELL USD/IBRD/MLT/0206USD00.002	0000000494	USD	USD0189MLT51	18,000,000	18,000,000	06-Mar-1985	15-Feb-2006

BOND/SELL USD/IBRD/MLT/0206USD00.00	0000001068	USD	USD0196MLT05	20,000,000	20,000,000	07-Jan-1986	15-Feb-2006

BOND/SELL USD/IBRD/COLTS/0206USD00.001	0000000761	USD	USD1398COL01	1,500,000	1,500,000	21-Feb-1990	15-Feb-2006

BOND/SELL USD/IBRD/GDIF/0206USDSTR	0000004912	USD		25,000,000	25,000,000	09-Feb-2001	09-Feb-2006

Total By Currency					64,500,000

Total					64,500,000

Early Retirement

MTBOC

Australian Dollar

BOND/BUY AUD/IBRD/GDIF/1112AUD01.00	0000007400	AUD	BUYBACK	100,000,000	73,955,000	02-Mar-2006	20-Nov-2012

Total By Currency					73,955,000

Japanese Yen

BOND/BUY JPY/IBRD/GDIF/0135JPYSTR	0000007341	JPY		1,100,000,000	9,468,882	10-Jan-2006	08-Jan-2035

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR07	0000007342	JPY		3,500,000,000	30,128,260	10-Jan-2006	06-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR09	0000007343	JPY		1,000,000,000	8,608,074	10-Jan-2006	07-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR13	0000007346	JPY		1,000,000,000	8,608,074	10-Jan-2006	06-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR05	0000007347	JPY		1,000,000,000	8,608,074	10-Jan-2006	07-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0135JPYSTR01	0000007348	JPY		2,000,000,000	17,497,047	12-Jan-2006	12-Jan-2035

BOND/BUY JPY/IBRD/GDIF/0133JPYSTR17	0000007353	JPY		1,000,000,000	8,730,193	17-Jan-2006	13-Jan-2033

BOND/BUY JPY/IBRD/GDIF/0121JPYSTR	0000007358	JPY		1,300,000,000	11,349,251	17-Jan-2006	15-Jan-2021

BOND/BUY JPY/IBRD/GDIF/0132JPYSTR18	0000007357	JPY		5,000,000,000	43,176,029	30-Jan-2006	28-Jan-2032

BOND/BUY JPY/IBRD/GDIF/0213JPYSTR	0000007360	JPY		2,300,000,000	19,400,278	06-Feb-2006	04-Feb-2013

BOND/BUY JPY/IBRD/GDIF/0226JPYSTR04	0000007362	JPY		2,000,000,000	16,869,807	06-Feb-2006	06-Feb-2026

BOND/BUY JPY/IBRD/GDIF/0226JPYSTR05	0000007363	JPY		1,000,000,000	8,434,904	06-Feb-2006	06-Feb-2026

BOND/BUY JPY/IBRD/GDIF/0226JPYSTR02	0000007369	JPY		1,000,000,000	8,428,150	07-Feb-2006	07-Feb-2026

BOND/BUY JPY/IBRD/GDIF/0232JPYSTR02	0000007370	JPY		1,000,000,000	8,445,233	13-Feb-2006	12-Feb-2032

BOND/BUY JPY/IBRD/GDIF/0226JPYSTR07	0000007376	JPY		5,100,000,000	43,070,687	13-Feb-2006	13-Feb-2026

BOND/BUY JPY/IBRD/GDIF/0226JPYSTR08	0000007373	JPY		1,000,000,000	8,465,967	15-Feb-2006	12-Feb-2026

BOND/BUY JPY/IBRD/GDIF/0229JPYSTR	0000007391	JPY		1,000,000,000	8,465,967	15-Feb-2006	15-Feb-2029

BOND/BUY JPY/IBRD/GDIF/0234JPYSTR04	0000007381	JPY		1,000,000,000	8,504,848	17-Feb-2006	17-Feb-2034

BOND/BUY JPY/IBRD/GDIF/0235JPYSTR02	0000007378	JPY		1,000,000,000	8,460,595	22-Feb-2006	22-Feb-2035

BOND/BUY JPY/IBRD/GDIF/0235JPYSTR01	0000007380	JPY		500,000,000	4,205,745	23-Feb-2006	23-Feb-2035

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR14	0000007392	JPY		1,000,000,000	8,603,261	06-Mar-2006	05-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR15	0000007393	JPY		1,000,000,000	8,603,261	06-Mar-2006	05-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR67	0000007399	JPY		1,600,000,000	13,524,365	14-Mar-2006	14-Mar-2032

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR02	0000007403	JPY		1,000,000,000	8,408,661	15-Mar-2006	15-Mar-2031

BOND/BUY JPY/IBRD/GDIF/1133JPYSTR01	0000007410	JPY		1,000,000,000	8,501,594	20-Mar-2006	19-Nov-2033

BOND/BUY JPY/IBRD/GDIF/0313JPYSTR	0000007411	JPY		1,100,000,000	9,351,753	20-Mar-2006	19-Mar-2013

BOND/BUY JPY/IBRD/GDIF/0332JPYSTR	0000007412	JPY		1,000,000,000	8,501,594	20-Mar-2006	19-Mar-2032

BOND/BUY JPY/IBRD/GDIF/1227JPYSTR	0000007429	JPY		2,000,000,000	17,210,223	22-Mar-2006	21-Dec-2027

BOND/BUY JPY/IBRD/GDIF/0331JPYSTR08	0000007416	JPY		1,000,000,000	8,536,429	27-Mar-2006	26-Mar-2031

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR09	0000007427	JPY		3,000,000,000	25,609,288	27-Mar-2006	26-Mar-2026

BOND/BUY JPY/IBRD/GDIF/0326JPYSTR07	0000007433	JPY		2,000,000,000	17,072,858	27-Mar-2006	25-Mar-2026

Total By Currency					422,849,353

United States Dollar

BOND/BUY USD/IBRD/GDIF/0209USDSTR01	0000007382	USD		20,000,000	20,000,000	27-Feb-2006	25-Feb-2009

BOND/BUY USD/IBRD/GDIF/0223USD00.50	0000007405	USD	BUYBACK	60,000,000	60,000,000	02-Mar-2006	07-Feb-2023

BOND/BUY USD/IBRD/GDIF/0215USD01.00	0000007413	USD	BUYBACK	40,000,000	40,000,000	06-Mar-2006	05-Feb-2015

BOND/BUY USD/IBRD/GDIF/1222USD00.50	0000007438	USD	BUYBACK	45,000,000	45,000,000	28-Mar-2006	05-Dec-2022

BOND/BUY USD/IBRD/GDIF/1014USD01.00	0000007441	USD	BUYBACK	50,000,000	50,000,000	29-Mar-2006	30-Oct-2014

Total By Currency					215,000,000

South African Rand

BOND/BUY ZAR/IBRD/GDIF/1209ZAR07.00	0000007371	ZAR	BUYBACK	100,000,000	16,433,989	30-Jan-2006	15-Dec-2009

Total By Currency					16,433,989

Total					728,238,342

MTBOZ

South African Rand

BOND/BUY ZAR/IBRD/GMTN/1217ZAR00.00	0000007430	ZAR	BUYBACK	1,270,000,000	201,858,042	22-Mar-2006	29-Dec-2017

Total By Currency					201,858,042

Total					201,858,042